FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

Diageo plc

(Translation of registrant’s name into English)

8 Henrietta Place, London W1G 0NB

(Address of principal executive offices)

indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

Form 20-F ☒                      Form 40-F ☐

indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐                      No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

Diageo plc

(Registrant)

Date 12 July 2004	By	/s/ S M Bunn

Name: S M Bunn Title: Company Secretary

111157 SAIL 2004-6
Form 8-K (Post Closing)

List identifying information required to be furnished
by Diageo plc pursuant to Rule 13a-16 or 15d-16 of
The Securities Exchange Act 1934
1 June– 30 June 2004

Information	Required by/when

Public Announcements/Press	The Stock Exchange, London

Announcement
Company purchases its own securities
(3 June 2004)
Announcement
Transfer of Shares by Diageo Share Ownership Trustee Limited.
(4 June 2004)
Announcement
Company purchases its own securities
(8 June 2004)
Announcement
Messers Walsh and Rose and Lord Blyth inform the company of their beneficial interests
(10 June 2004)
Announcement
Company purchases its own securities
(10 June 2004)
Announcement
Transfer of Shares by Diageo Share Ownership Trustee Limited.
(11 June 2004)
Announcement
Company purchases its own securities.
(14 June 2004)
Announcement
Transfer of Shares by Diageo Share Ownership Trustee Limited
(18 June 2004)
Announcement
Appointment of Todd Stitzer as Non-executive director.
(23 June 2004)
Announcement
Proposed monetisation of shares in General Mills Inc
(24 June 2004)

Company	Diageo PLC
TIDM	DGE
Headline	Purchase of Own Securities
Released Number	17:20 03-Jun-04 4050Z

DIAGEO PLC

Purchase of Own Shares
Diageo plc announces that it has today purchased for cancellation through Cazenove & Co. Ltd
350,000 ordinary shares at an average price of 719.1585p per share.

END

Company	Diageo PLC
TIDM	DGE
Headline	Director Shareholding
Released	14:50 04-Jun-04
Number	PRNUK-0406
TO:	Regulatory Information Service

PR Newswire

RE:	CHAPTER 16 PARAGRAPH 13 OF

THE LISTING RULES

Diageo plc (the ‘Company’) announces that it received notification on 4 June 2004 for the purposes of Section 329 of the Companies Act 1985 from Diageo Share Ownership Trustees Limited (the ‘Trustee’), as trustee of the Diageo Share Incentive Plan (the ‘Plan’) that the Trustee sold 1,470 ordinary shares of 28 101/108 pence in the Company (‘Ordinary Shares’) in respect of participants leaving the Plan and transferred 5,265 Ordinary Shares to participants leaving the Plan. The Ordinary Shares were sold on 2 June 2004 and 3 June 2004 at prices per Ordinary Share of £7.1555 and £7.1613 respectively, by the Trustee. The Plan is an Inland Revenue approved plan operated by Diageo Group companies for the benefit of employees of the Company and its subsidiaries.

Date of		Price Per
Transaction	No of Ordinary Shares Sold	Share
02.06.04	1,237	£7.1555
03.06.04	233	£7.1613

Date of
Transaction	No of Ordinary Shares Transferred
03.06.04	5,265

The total holding of the Trust now amounts to 3,270,518 ordinary shares.

4 June 2004

END
Company	Diageo PLC
TIDM	DGE

Headline	Purchase of Own Securities
Released	16:48 08-Jun-04
Number	5524Z

DIAGEO PLC

Purchase of Own Shares
Diageo plc announces that it has today purchased for cancellation through Cazenove & Co. Ltd
250,000 ordinary shares at an average price of 733.779p per share.

END

Company	Diageo PLC
TIDM	DGE
Headline	Director Shareholding
Released	15:18 10-Jun-04
Number TO:	PRNUK-1006 Regulatory Information Service

PR Newswire

RE:	CHAPTER 16 PARAGRAPH 13 OF

THE LISTING RULES

Diageo plc (the ‘Company’) announces:

1) that it received notification on 10 June 2004 for the purposes of Section 329 of the Companies Act 1985 from Diageo Share Ownership Trustees Limited (the ‘Trustee’), as trustee of the Diageo Share Incentive Plan (the ‘Plan’) that:

(i) the Trustee purchased 46,665 ordinary shares of 28 101/108 pence in the Company (‘Ordinary Shares’) in respect of participants in the Plan on 10 June 2004 at a price of £7.32 per share. The Ordinary Shares were purchased by Diageo Share Ownership Trustees Limited, which holds Ordinary Shares as trustee of the Plan;

(ii) that the following directors of the Company were allocated Ordinary Shares on 10 June 2004 under the Plan, from those purchased by the Trustee as disclosed in (i) above:

Name of Director	Number of Ordinary Shares
N C Rose	26
P S Walsh	26

The number of Ordinary Shares allocated comprises those purchased by the Trustee using an amount which the employee has chosen to have deducted from salary (‘Sharepurchase’) and those awarded to the employee by the Company (‘Sharematch’) on the basis of one Sharematch Ordinary Share for every two Sharepurchase Ordinary Shares.

The Sharepurchase Ordinary Shares were purchased and the Sharematch Ordinary Shares were awarded at a price per share of £7.32.

The Ordinary Shares are held by the Trustee. Sharepurchase Ordinary Shares can normally be sold at any time. Sharematch Ordinary Shares cannot normally be disposed of for a period of three years after the award date.

As a result of the above, these directors’ interests in the Company’s Ordinary Shares (excluding options, awards under the Company’s LTIPs and also interests as potential beneficiaries of the Grand Metropolitan No 2 Employee Share Trust and the Diageo Employee Benefit Trust) are as follows:

Name of Director	Number of Ordinary Shares
N C Rose	172,300
P S Walsh	671,947

As a result of purchases, awards and transfers made by the Trustee on behalf of the Company on 10 June 2004 in respect of all participants in the Plan, the total holding of the Trustee now amounts to 3,317,183 Ordinary Shares.

2) that it received notification on 10 June 2004 from Lord Blyth that he has purchased 985 Ordinary Shares on 10 June 2004 under an arrangement with the Company, whereby he has agreed to use an amount of £7,500 per month, net of tax, from his fees to purchase Ordinary Shares. Lord Blyth has agreed to retain the Ordinary Shares while he remains a director of the Company.

The Ordinary Shares were purchased at a price per share of £7.32.

As a result of this purchase, Lord Blyth’s interest in Ordinary Shares has increased to 42,641.

10 June 2004

END

Company	Diageo PLC
TIDM	DGE
Headline	Purchase of Own Shares
Released	16:57 10-Jun-04
Number	6548Z

DIAGEO PLC

Purchase of Own Shares
Diageo plc announces that it has today purchased for cancellation through Cazenove & Co. Ltd
250,000 ordinary shares at an average price of 731.4145p per share.

END

Company	Diageo PLC
TIDM	DGE
Headline	Director Shareholding
Released	12:05 11-Jun-04
Number	PRNUK-1106
TO:	Regulatory Information Service

PR Newswire

RE:	CHAPTER 16 PARAGRAPH 13 OF

THE LISTING RULES

Diageo plc (the ‘Company’) announces that it received notification on 11 June 2004 for the purposes of Section 329 of the Companies Act 1985 from Diageo

Share Ownership Trustees Limited (the ‘Trustee’), as trustee of the Diageo Share Incentive Plan (the ‘Plan’) that the Trustee sold 748 ordinary shares of 28 101/108 pence in the Company (‘Ordinary Shares’) in respect of participants leaving the Plan and transferred 4,015 Ordinary Shares to participants leaving the Plan. The Ordinary Shares were sold on 8 June 2004 and 10 June 2004 at prices per Ordinary Share of £7.3213 and £7.2956 respectively, by the Trustee.

The Plan is an Inland Revenue approved plan operated by Diageo Group companies for the benefit of employees of the Company and its subsidiaries.

Date of		Price Per
Transaction	No of Ordinary Shares Sold	Share
08.06.04	170	£7.3213
10.06.04	578	£7.2956

Date of
Transaction	No of Ordinary Shares Transferred
11.06.04	4,015

     The total holding of the Trust now amounts to 3,312,420 ordinary shares.

11 June 2004

END

Company	Diageo PLC
TIDM	DGE
Headline	Purchase of Own Securities
Released	16:42 14-Jun-04
Number	7467Z

DIAGEO PLC

Purchase of Own Shares

Diageo plc announces that it has today purchased for cancellation through Cazenove & Co. Ltd
250,000 ordinary shares at an average price of 725.7748p per share.

END

Company	Diageo PLC
TIDM	DGE
Headline	Director Shareholding
Released	14:32 18-Jun-04
Number	PRNUK-1806
TO:	Regulatory Information Service

PR Newswire

RE:	CHAPTER 16 PARAGRAPH 13 OF

THE LISTING RULES

Diageo plc (the ‘Company’) announces that it received notification on 18 June 2004 for the purposes of Section 329 of the Companies Act 1985 from Diageo Share Ownership Trustees Limited (the ‘Trustee’), as trustee of the Diageo

Share Incentive Plan (the ‘Plan’) that the Trustee sold 792 ordinary shares of 28 101/108 pence in the Company (‘Ordinary Shares’) in respect of participants leaving the Plan and transferred 13,298 Ordinary Shares to participants leaving the Plan. The Ordinary Shares were sold on 14 June 2004 at prices per Ordinary Share of £7.2756 and £7.2515, and on 15 June 2004 at a price per Ordinary Share of £7.2806 by the Trustee.

The Plan is an Inland Revenue approved plan operated by Diageo Group companies for the benefit of employees of the Company and its subsidiaries.

Date of		Price Per
Transaction	No of Ordinary Shares Sold	Share
14.06.04	62	£7.2756
14.06.04	703	£7.2515
15.06.04	27	£7.2806

Date of
Transaction	No of Ordinary Shares Transferred
14.06.04	13,298

     The total holding of the Trust now amounts to 3,298,330 ordinary shares.

18 June 2004

END

Company	Diageo PLC
TIDM	DGE
Headline	Directorate Change
Released	13:02 23-Jun-04
Number	0611A

23 June 2004

TODD STITZER TO JOIN THE DIAGEO BOARD

Diageo plc announced today the appointment of Todd Stitzer, Chief Executive Officer of Cadbury Schweppes Plc, to the Diageo board as a non-executive director, effective 23 June 2004.

His appointment brings to eight the number of Diageo’s independent non-executive directors. He will be appointed to the Audit Committee, Remuneration Committee and Nomination Committee.

Commenting on the appointment, Lord Blyth, Chairman of Diageo, said: ‘Todd is a highly respected international businessman and brings an understanding of consumers, markets and brands from a business which shares many characteristics with Diageo. We are delighted to welcome him to the Diageo board.’

-ends –

Diageo media enquiries to:
Isabelle Thomas +44 (0) 20 7927 5967 media@diageo.com
Diageo investor relations enquiries to
Catherine James +44 (0) 20 7927 5272 investor.rel@diageo.com

Cadbury Schweppes Plc media enquiries to:
Dora McCabe +44 (0) 20 7830 5130

Notes to Editor:

1. Diageo’s chairman is James Blyth. Other non-executive directors are: Rodney Chase (Senior Independent Director and chairman of the Remuneration Committee), Lord Hollick, Maria Lilja, Keith Oates (chairman of the Audit Committee), William Shanahan, Jonathan Symonds and Paul Walker. Executive members of the board are Paul Walsh (CEO), Nick Rose (CFO).

2. Diageo is the world’s leading premium drinks business. With its global vision, and local marketing focus, Diageo brings to consumers an outstanding collection of beverage alcohol brands across the spirits, wine and beer categories including Smirnoff, Guinness, Johnnie Walker, Baileys, J&B, Cuervo, Captain Morgan and Tanqueray, and Beaulieu Vineyard and Sterling Vineyards wines. Diageo trades in some 180 countries around the world and is listed on both the New York Stock Exchange (DEO) and the London Stock Exchange (DGE). Diageo had a market capitalisation of £22.8 billion as of the close of the London Stock Exchange on Tuesday, June 22, 2004. For more information about Diageo, its people, brands and performance, visit us at www.diageo.com

3. Cadbury Schweppes is a major global company which manufactures, markets and distributes branded beverages and confectionery products around the world. With origins stretching back over 200 years, today Cadbury Schweppes’ products which include brands such as Cadbury, Schweppes, Halls, Trident, Dr Pepper, Snapple, Trebor, Dentyne, Bubblicious and Bassett, are enjoyed in almost every country around the world. The Group employs around 54,000 people and is a leading worldwide confectionery company. It is number one in sugar and functional confectionery, a strong number two in gum and the world’s third largest soft drinks company. For more information visit us at www.cadburyschweppes.com.

END

Company	Diageo PLC
TIDM	DGE
Headline	Stmnt re General Mills Inc
Released	07:00 24-Jun-04
Number	0890A

Not for release, distribution or publication in whole or in part in or into Canada, Japan or Australia

23 June 2004

Diageo plc (“Diageo”)
Proposed monetisation of shares
in General Mills, Inc. (“General Mills”)

Diageo today announces that General Mills has filed a universal shelf registration statement with the US Securities and Exchange Commission (SEC) registering equity and debt securities in General Mills. Diageo is required to register the common shares of General Mills it owns before it can dispose of those shares in a public offering, and under a separate agreement between Diageo and General Mills, this registration statement includes 49,907,680 common shares of General Mills owned by Diageo.

The sale of shares under the registration statement is dependent on a number of factors, including the timing of the SEC’s declaration of the effectiveness of the registration statement and prevailing market conditions, and therefore there is no certainty as to the size or timing of a sale of any or all of the General Mills common shares owned by Diageo.

In connection with the filing of the registration statement, Paul Walsh, CEO of Diageo, and Jack Keenan, a former director of Diageo and designee of Diageo on the General Mills board, have resigned from the General Mills board. These resignations facilitate an eventual sale of the common shares. As a consequence of the resignations, Diageo will no longer account for General Mills as an associate. The pro forma impact of this change in accounting on the reported results for the year ended 30 June 2003 is a 3.0 pence per share reduction in eps and is shown in Appendix 1.

Diageo currently holds 79 million common shares of General Mills, which at the close of the New York Stock Exchange on Tuesday, June 22, 2004 were trading at $45.86 per common share. Proceeds from any sale will depend on market conditions at the time of sale.

This press release shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of, any securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.

Contacts:

Investor queries
Suzanne Austin
+44 (0) 20 7927 4267
Kelly Padgett
+01 (0) 202 715 1110
Media queries
Jane Richardson
+44 (0) 7803 855424
Isabelle Thomas
+44 (0) 20 7927 5967

Proforma Profit and Loss account - Year ended 30 June 03

			Adjustment to
		Restated for	reflect investment
		FRS 17 &	accounting in respect
	Reported	UITF 38	of General Mills	Proforma
	£ million	£ million	£ million	£ million
Operating profit
Continuing operations	1,976	1,902		1,902
Discontinued operations	53	53		53
	2,029	1,955		1,955
Share of associates’ profits	478	478	(287)	191
Income from other investments	—	—	54	54
	2,507	2,433	(233)	2,200
Finance charges	(351)	(315)	73	(242)
Profit before exceptionals and tax	2,156	2,118	(160)	1,958
Exceptional items	(1,502)	(1,486)	18	(1,468)

			Adjustment to
		Restated for	reflect investment
		FRS 17 &	accounting in respect
	Reported	UITF 38	of General Mills	Proforma
	£ million	£ million	£ million	£ million
Profit before taxation	654	632	(142)	490
Taxation - ordinary	(539)	(543)	68	(475)
Taxation - exceptional	52	52	(6)	46
Profit after taxation	167	141	(80)	61
Minority interests
Equity	(56)	(56)		(56)
Non-equity	(35)	(35)		(35)
Profit/(loss) for the year	76	50	(80)	(30)
Dividends	(786)	(786)		(786)
Transferred to reserves	(710)	(736)	(80)	(816)
	pence	pence	pence	pence
EPS ex exceptionals	49.0	47.7	(3.0)	44.7
	million	million	million	million
Weighted average no of shares	3,113	3,113	3,113	3,113

END